                                  EXHIBIT 11.1

             Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share
---------------------------------

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended
March 31, 2000 and 1999, included in this report as Exhibit 13.3


Earnings Per Share

Net Income /
Weighted average shares of common stock outstanding for the period

                                Three months ended
                                     March 31,
                                 2000            1999
                               -------         -------
Weighted Average
Shares Outstanding              1,508,526      1,508,526

Net Income                        559,543        548,216

Per Share Amount                    .37            .36


No common stock equivalents exist.